Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Watts, Kent	2. Issuer Name and Ticker or Trading Symbol Hyperdynamics Corporation (HYPD)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give ___ Other (specify title below) below) President
(Last) (First) (Middle) 9700 Bissonnet, Suite 1700	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 09/2001
(Street) Houston, Texas 77036		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock par value $.001	*	A			A		1,015,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock Options	$2.00	12/01/1999	A		5,000		12/01/1999	12/01/2001	common stock	5,000	**	5,000	D
Common Stock Options	$3.00	03/13/2000	A		10,000		03/13/2000	03/13/2002	common stock	10,000	**	10,000	D
Common Stock Options	$0.40	07/25/2001	A		300,000		07/21/2000	07/25/2004	common stock	300,000	**	300,000	D
Common Stock Options	$0.40	07/25/2001	A		400,000		07/21/2002	07/25/2005	common stock	400,000	**	400,000	D
Common Stock Options	$0.40	07/25/2001	A		400,000		07/21/2003	07/25/2006	common stock	400,000	**	400,000	D
Common Stock Options	$0.40	07/25/2001	A		400,000		07/21/2004	07/25/2007	common stock	400,000	**	400,000	D
Preferred Stock Series B	$1.35	05/31/2001	J		2,725		05/31/2001	none	common stock	20,185,185	***	2,725	I	DJX Ltd.
Explanation of Responses:

* Reported in prior filings on Form 3, 4 or 5.
** Compensation
*** DJR Ltd. is owned by the father and children of Kent Watts. DJR sold its shares of SCS Corp. in exchange for Hyperdynamics' Series B Preferred Stock.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Kent Watts **Signature of Reporting Person	11/19/2001 Date
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